Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three months ended March 31, 2021, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 on file with the US Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of April 28, 2021.

Results of Operations

The Covid-19 global pandemic has impacted various countries in which AC Immune currently operates clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat Covid-19.

The Company continued to effect its business continuity plan during the interim period ended March 31, 2021. The Company implemented its plan quickly and continues to adapt as the situation evolves. Currently, we have mostly resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic, and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

Many of our key trials are already fully enrolled and patient follow-up can continue remotely in most cases. However, the current pandemic may impact certain clinical trials as long as the pandemic is ongoing. Most notably:

ACI-35.030 for AD: The Company continues to collect data from the Phase 1b/2a study. The interim analysis of ACI-35.030 at the lowest dose (safety, tolerability and immunogenicity) was obtained in Q2 2020 and led to the initiation of the second highest dosing group in the Phase 1b/2a clinical trial. The interim analysis of this second highest dosing group (safety, tolerability and immunogenicity) was obtained in Q4 2020 and led to the initiation of the highest dosing group in the Phase 1b/2a clinical trial in Q1 2021. The initiation of these dosing groups of ACI-35.030 commenced in accordance with the underlying development plans.

ACI-3024: Our Phase 1 study for ACI-3024 in healthy young, elderly non-Japanese and Japanese volunteers was completed in 2020.

ACI-24 for Down syndrome (DS): The Company’s ACI-24 Phase 1b trial has been completed and the final analysis is ongoing.

The Regulatory submission of the ACI-24-DS Phase 2 trial was initiated as planned. The start of the clinical trial will be dependent on the evolving Covid-19 situation.

ACI-24 for AD: The Company continues to collect safety, immunogenicity and biomarker data from patients in the ongoing Phase 2 study of ACI-24. The 18-month interim data analysis is anticipated for the ongoing study in Q2 2021.

Crenezumab: In response to the government-imposed stay at home order in Colombia related to the Covid-19 pandemic, the dosing of participants in the Colombian API study was temporarily interrupted in H1 2020. The dosing restarted on May 18, 2020. Participants are receiving crenezumab or placebo for at least five years as part of the long-term prevention study, and despite the interruption, we continue to expect data from the study in Q1 2022.

PI-2620: The longitudinal Phase 2 study in AD and the Phase 1 test/re-test study in PSP enrolling patients in the UK were impacted by Covid-19 and Brexit and have been suspended. An investigator-initiated Phase 2 study in AD in Korea continues with a potential data analysis in Q2 2021. The Phase 1 PSP study may resume in Q2 2021 in the UK, depending on the ongoing Covid-19 pandemic, but a backup study is being also prepared in Germany which could begin in H2 2021.

The Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-month supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Comparison of the three months ended March 31, 2021 and 2020

Contract revenues

AC Immune generated no contract revenues in the three months ended March 31, 2021, a decrease of CHF 12.3 million over the comparable period in 2020. The following table summarizes our revenues during the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2021	2020	Change
Contract revenue	—	12,281	(12,281)
Total revenues	—	12,281	(12,281)

For the three months ended March 31, 2021, the Company recorded no contract revenues. The decrease compared with the prior period is predominantly related to:

•	a decrease of CHF 12.1 million in our agreement with Lilly. The Company recognized a CHF 10 million milestone as well as CHF 2.1 million for R&D activities in 2020.

Research and Development Expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates. We have completed our R&D spending in both of our Genentech collaborations. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into NeuroOrphan indications as well as an expansion of ACI-3024 to be evaluated in other rare Tauopathies. In addition to these arrangements, we expect that our total future R&D costs will continue to increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property (IP) costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple research and development programs.

For the three months ended March 31, 2021, our R&D expenses totaled CHF 13.3 million, a decrease of CHF 1.9 million from CHF 15.2 million incurred during the comparable period. The following tables summarize our R&D expenses during the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
In CHF thousands	2021	2020	Change
Discovery and preclinical expenses	4,940	3,769	1,171
Clinical expenses	2,143	6,245	(4,102)
Group function expenses	285	111	174
Total Direct R&D	7,368	10,125	(2,757)
Payroll expenses	4,500	3,763	737
Share-based compensation	316	303	13
Other non-allocated	1,145	1,018	127
Total R&D	13,329	15,209	(1,880)

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	8,513	11,446	(2,933)
Salaries and related costs[2]	4,816	3,763	1,053
Total R&D expenses	13,329	15,209	(1,880)
[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

Discovery and preclinical expenses increased by CHF 1.2 million, primarily due to:

•	an increase in ACI-24 for DS of CHF 0.5 million for development costs associated with the optimized vaccine formulation, CHF 0.4 million for the expansion of our Morphomer Tau program into NeuroOrphan indications, CHF 0.3 million for the development of our anti-TDP-43 antibody with the initiation of investigational new drug-enabling studies, CHF 0.2 million for certain neuroinflammation investments and CHF 0.5 million for other discovery programs,

This was partially offset by:

•	a decrease of CHF 0.4 million in ACI-24 for AD based on completion of manufacturing process development and CHF 0.2 million for certain a-syn projects.

Clinical expenses decreased by CHF 4.1 million, primarily due to:

•	a decrease of CHF 1.8 million for Phase 1 activities for our Morphomer Tau compound which completed in 2020, CHF 1.0 million for ACI-24 for DS as a result of prior period scaling up activities for a Phase 2 clinical trial which were not repeated in the current period, CHF 0.9 million for ACI-35.030 related to reduced costs in accordance with our R&D costs sharing arrangement with Janssen as well as the non-repetition of certain clinical activities for the current Phase 1b/2a, and CHF 0.6 million for ACI-24 for AD as the six-month safety period completes.

The variances in Group function expenses relate to regulatory and quality assurance, IP and other non-allocated costs. The variances in Other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses.

Total salaries and related costs increased by CHF 1.1 million, primarily due to:

•	an increase in salary- and benefit-related costs of CHF 1.0 million primarily related to the internal reallocation of certain employees’ salaries and annualization of 2020 hires; and

•	higher share-based compensation expense of less than CHF 0.1 million related predominantly to an increase of stock options issued to employees.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended March 31, 2021, our general and administrative expenses totaled CHF 4.3 million, a decrease of CHF 0.2 million from CHF 4.5 million incurred during the comparable period. The following table summarizes our general and administrative expenses for the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	1,945	1,737	208
Salaries and related costs[2]	2,393	2,767	(374)
Total general and administrative expenses	4,338	4,504	(166)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

This decrease is primarily due to:

•	a decrease in salary- and benefit-related costs of CHF 0.4 million primarily related to the internal reallocation of certain employees’ salaries; and

•	a decrease of CHF 0.1 million in travel expenditures.

This was partially offset by;

•	an increase in our directors and officers insurance of CHF 0.3 million for the period.

Finance result, net

The following table presents the net financial result during the three months ended March 31, 2021 and 2020:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2021	2020	Change
Financial income	—	59	(59)
Financial expense	(26)	(57)	31
Exchange differences	543	(389)	932
Finance result, net	517	(387)	904

Net finance result was a gain, primarily related to:

•	a CHF 0.9 million increase in exchange difference, primarily related to a favorable movement in the USD-CHF exchange rate during the period as well as the non-repetition of a CHF 0.1 million loss on a forward contract.

Liquidity and Capital Resources

To date, AC Immune has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from licensing and collaboration agreements, and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries;(iii) successfully move its product candidates through clinical development; (iv) attract and retain key personnel; and (v) acquire capital to support its operations. As of March 31, 2021, we had cash and cash equivalents of CHF 151.1 million and short-term financial assets of CHF 65 million for a total liquidity balance of CHF 216.1 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses, and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into NeuroOrphan indications as well as an expansion of ACI-3024 to be evaluated in other rare Tauopathies.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in September 2020 we entered into the Open Market Sales Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sales Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80 (CHF 76) million through Jefferies acting as our sales agent. Under the Sales Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the Sales Agreement. We are not obligated to make any sales of common shares under the Sales Agreement, and we have not yet sold any common shares pursuant to the Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Three Months Ended March 31,
in CHF thousands, unaudited	2021	2020	Change
Net cash provided by/(used in):
Operating activities	(17,339)	(9,687)	(7,652)
Investing activities	(790)	(212)	(578)
Financing activities	7,707	(374)	8,081
Net decrease in cash and cash equivalents	(10,422)	(10,273)	(149)

Operating activities

Net cash used in operating activities was CHF 17.3 million for the three months ended March 31, 2021, compared with net cash used in operating activities of CHF 9.7 million for the three months ended March 31, 2020. The change in cash used in operating activities for the three months ended March 31, 2021 was due to the Company’s reporting a net loss of CHF 16.7 million for the three months ended March 31, 2021, compared with a net loss of CHF 7.7 million for the same period in 2020, driven by (i) a decrease of CHF 12.3 million in contract revenues, principally due to the recognition of a CHF 10 million milestone payment and CHF 2.1 million for R&D activities associated with our agreement with Lilly in the prior period, which did not repeat in the current period, partially offset by (ii) a CHF 1.9 million decrease in R&D costs for the three months ended March 31, 2021.

Investing activities

Net cash used in investing activities was CHF 0.7 million for the three months ended March 31, 2021, compared with net cash used in investing activities of CHF 0.2 million for the three months ended March 31, 2020. The variance relates to an increase in fixed asset purchases.

Financing activities

Net cash provided by financing activities was CHF 7.7 million for the three months ended March 31, 2021, compared with net cash used in financing activities of CHF 0.4 million for the three months ended March 31, 2020. The increase of CHF 8.1 million was predominantly related to CHF 8.0 million received from the sale of common shares that were previously held as treasury shares in accordance with our at the market offering (“ATM”) program, net of underwriting fees.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of March 31, 2021, we had cash and cash equivalents of CHF 151.1 million and short-term financial assets of CHF 65 million, resulting in CHF 216.1 million of liquidity. The decrease relative to December 31, 2020 was predominantly related to R&D spending on our major discovery and R&D programs, and the strengthening of the Company’s infrastructure, systems and organization. This was offset by the receipt of CHF 8.0 million, net of underwriting fees, for the sale of 764,977 of our common shares that were previously held as treasury shares in accordance with our ATM program. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through Q1 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including, but not limited to, the following:

•	the scope, rate of progress, results and cost of our preclinical and clinical studies and of other related activities, according to our long-term strategic plan;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	the cost, timing and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	the emergence of competing technologies or other adverse market developments; and

•	the potential cost, timing and outcomes of managing, protecting, defending and enforcing our portfolio of IP.

Quantitative and Qualitative Disclosures about Market Risk

During the three months ended March 31, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Jumpstart our Business Startups Act Exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, (“the JOBS Act”), was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an emerging growth company, whichever is earlier. We would also cease to be an emerging growth company if (i) we have more than USD 1.07 billion in annual revenue; (ii) we are deemed to be a “large accelerated filer” under the rules of the Securities Exchange Commission, which means that the market value of our common shares that are held by non-affiliates exceeds USD 700 million as of the most recently completed second fiscal quarter; or (iii) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use adjusted loss and adjusted loss per share when monitoring and evaluating our operational performance. Adjusted loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted loss per share is defined as adjusted loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to adjusted loss and adjusted loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and
Loss Per Share to Adjusted Loss Per Share

	For the Three Months Ended March 31,
(in CHF thousands except for share and per share data)	2021	2020
Loss	(16,734)	(7,689)
Adjustments
Non-cash share-based payments[1]	857	852
Foreign currency (gains)/losses[2]	(621)	454
Adjusted Loss	(16,498)	(6,383)
Loss per share – basic	(0.23)	(0.11)
Loss per share – diluted	(0.23)	(0.11)
Adjustment to loss per share – basic	0.00	0.02
Adjustment to loss per share – diluted	0.00	0.02
Adjusted loss per share – basic	(0.23)	(0.09)
Adjusted loss per share – diluted	(0.23)	(0.09)
Weighted-average number of shares outstanding Adjusted loss –basic	72,305,949	71,864,213
Weighted-average number of shares outstanding Adjusted loss –diluted	72,305,949	71,882,607

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.
[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.

Adjustments for the three months ended March 31, 2021 and March 31, 2020 decreased net loss by CHF 0.2 million and CHF 1.3 million, respectively. The Company recorded CHF 0.9 million for share-based compensation expenses, respectively. There were foreign currency re-measurement gains of CHF 0.6 million compared to foreign currency re-measurement losses of CHF 0.5 million, respectively, primarily related to a favorable movement in the USD-CHF exchange rate during the period as well as the non-repetition of a CHF 0.1 million loss on a forward contract.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F, including the impact of Covid-19 on our business, suppliers, patients and employees, and any other impact of Covid-19. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.